--------------------------
                                              OMB Approval
                                       --------------------------
                                       OMB Number:  3235-0145
                                       Expires: December 31, 1997
                                       Estimated average burden
                                       hours per response...14.90
                                       --------------------------



                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                          SCHEDULE 13G/A


            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*


                     TCI Communications, Inc.
-----------------------------------------------------------------
                         (Name of Issuer)


        Cumulative Exchangeable Preferred Stock, Series A
-----------------------------------------------------------------
                  (Title of Class of Securities)


                            872287206
          --------------------------------------------
                          (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                      -------------------------
CUSIP No.  872287206               13G             Page 2 of 6 Pages
--------------------------                      -------------------------


-------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Salomon Inc
              22-1660266
-------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a) [   ]
                                                   (b) [ X ]
-------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

-------------------------------------------------------------------------
                   5    SOLE VOTING POWER

                             ---

    NUMBER OF      ------------------------------------------------------
     SHARES        6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  0
      EACH
    REPORTING      ------------------------------------------------------
     PERSON        7    SOLE DISPOSITIVE POWER
      WITH
                             ---

                   ------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

                             0

-------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0

-------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                [   ]


-------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0.0%

-------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

             HC, CO

-------------------------------------------------------------------------
               *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

            TCI Communications, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5619 DTC Parkway
            Englewood, CO 80111

Item 2(a).  Name of Person Filing:

            Salomon Inc

Item 2(b).  Address or Principal Office or, if none, Residence:

            Seven World Trade Center
            New York, New York  10048

Item 2(c).  Citizenship or Place of Organization:

            Delaware

Item 2(d).  Title of Class of Securities:

            Cumulative Exchangeable Preferred Stock, Series A
            (the "Series A Preferred Stock")

Item 2(e).  CUSIP Number:

            872287206

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            (a) [  ] Broker or Dealer registered under Section 15
                     of the Act;

            (b) [  ] Bank as defined in Section 3(a)(6) of the
                     Act;

            (c) [  ] Insurance Company as defined in Section
                     3(a)(19) of the Act;

            (d) [  ] Investment Company registered under Section 8
                     of the Investment Company Act;

            (e) [  ] Investment Adviser registered under Section 203
                     of the Investment Advisers Act of 1940;


                             Page 3
                           of 6 Pages

            (f) [  ] Employee Benefit Plan, Pension Fund which is
                     subject to the provisions of the Employee
                     Retirement Income Security Act of 1974 or
                     Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F);

            (g) [X] Parent Holding Company, in accordance with ss. 240.13d-1(b)(1)(ii)(G);

            (h) [  ] Group, in accordance with ss. 240.13d-1(b)
                     (1)(ii)(H).

Item 4.     Ownership.

            (a)  Amount Beneficially Owned as of September 30, 1997:
                 0 shares.

            (b)  Percent of Class:  0.0%

            (c)  Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:
                        --

                  (ii)  shared power to vote or to direct the vote:
                        0

                 (iii)  sole power to dispose or to direct the
                        disposition of:  --

                  (iv)  shared power to dispose or to direct the
                        disposition of:  0

                 As of September 30, 1997, Salomon Brothers Inc
            ("SBI"), a wholly owned subsidiary of Salomon Brothers Holding Company Inc ("SBHC"), which is in turn a wholly owned subsidiary of Salomon Inc, beneficially owned 0 shares of the Series A Preferred Stock, representing 0.0% of the outstanding shares of Series A Preferred Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person.

            Not applicable.


                              Page 4
                            of 6 Pages

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company.

            Salomon Inc is filing this Statement on Schedule 13G pursuant to Rule 13d- 1(b)(1)(ii)(G) and Rule
            13d-1(b)(2) under the Securities Exchange Act of 1934, as amended. See Exhibit 1.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 1997

                          SALOMON INC



                          By  /s/ Arnold S. Olshin
                             -------------------------------
                             Name:  Arnold S. Olshin
                             Title: Secretary


                              Page 5
                            of 6 Pages

                                                           EXHIBIT 1

           Salomon Brothers Inc ("SBI"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), is a Delaware corporation that is a wholly owned subsidiary of Salomon Brothers Holding Company Inc ("SBHC"), which in turn is a Delaware corporation that is a wholly owned subsidiary of Salomon Inc. The principal places of business of SBI and SBHC are located at Seven World Trade Center, New York, New York 10048. Salomon Inc is filing this amendment to its Statement on Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) and Rule 13d-1(b)(2) under the 1934 Act, as amended, as a "parent holding company" of SBI in order to report the termination of (x) the direct beneficial ownership by SBI of the Cumulative Exchangeable Preferred Stock, Series A (the "Series A Preferred Stock"), of TCI Communications, Inc. ("TCIC") and (y) the indirect beneficial ownership by SBHC and Salomon Inc of the Series A Preferred Stock of TCIC directly beneficially owned by SBI.


                              Page 6
                            of 6 Pages